                                                         Dwain A. Newman


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                         NATIONAL HOME CENTERS,  INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  636-376-105
--------------------------------------------------------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following pages)

                               Page 1 of 5 Pages

                                 SCHEDULE 13G


 CUSIP NO. 636-376-105                                     PAGE 2 OF 5 PAGES

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DWAIN A. NEWMAN

------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
    SEC USE ONLY
 3.


------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
    UNITED STATES OF AMERICA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF            4,466,264

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          25,420(1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             4,466,264

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          25,420(1)

------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
    4,491,684

------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.
    NOT APPLICABLE                                                    [_]

------------------------------------------------------------------------------

    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
    62.9%

------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
12.
    IN

------------------------------------------------------------------------------

                                 SCHEDULE 13G


 CUSIP NO. 636-376-105                                     PAGE 3 OF 5 PAGES

--------------------------

     (1) 11,920 shares owned of record by Glenda R. Newman, Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership. 3,500 shares owned of record by Dwain A. Newman and Glenda R. Newman. 5,000 shares owned of record by Dwain
A. Newman and Glenda R. Newman. 5,000 shares owned of record by Dwain A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership. 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

Item    1(a).       Name of Issuer
                    --------------

                    National Home Centers, Inc.

Item    1(b).       Address of Issuer's Principal Executive Offices
                    -----------------------------------------------

                    Highway 265 North
                    Springdale, Arkansas  72756

Item    2(a).       Name of Person Filing
                    ---------------------

                    Dwain A. Newman

Item    2(b)        Address of Principal Business Office or, if None,
                    ------------------------------------------------
                    Residence
                    ---------

                    Highway 265 North
                    Springdale, Arkansas  72756

Item    2(c).       Citizenship
                    -----------

                    United States of America

Item    2(d).       Title of Class of Securities
                    ----------------------------

                    Common Stock, $.01 par value

Item    2(e).       CUSIP No.
                    ---------

                    636-376-105

Item    3.          Not Applicable

                                 SCHEDULE 13G


 CUSIP NO. 636-376-105                                     PAGE 4 OF 5 PAGES

Item    4.          Ownership
                    ---------

                    (a)  Amount Beneficially Owned:  4,466,264
                         shares(1)

                    (b)  Percent of Class:  62.9%

                    (c)  Number of shares as to which such person has:

                         (i)   sole power to vote or to direct the
                               vote - 4,466,264

                         (ii)  shared power to vote or to direct the
                               vote - 25,420(1)

                         (iii) sole power to dispose or to direct the
                               disposition of - 4,466,264

                         (iv) shared power to dispose or to direct the disposition of - 25,420(1)

Item 5.             Ownership of Five Percent or Less of a Class
                    --------------------------------------------

                    Not Applicable

Item 6.             Ownership of More than Five Percent on Behalf of
                    ------------------------------------------------
                    Another Person
                    --------------

                    Not Applicable

Item 7.             Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on by the Parent Holding Company
                    -----------------------------------------

                    Not Applicable

----------------------

    (1) 11,920 shares owned of record by Glenda R. Newman, Mr. Newman's wife, to which Mr. Newman disclaims beneficial ownership. 3,500 shares owned of record by Dwain A. Newman and Glenda R. Newman. 5,000 shares owned of record by Dwain
A. Newman, as custodian for Jay Jackson Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership. 5,000 shares owned of record by Dwain A. Newman, as custodian for Shelby Lee Newman under the Arkansas Uniform Transfer To Minors Act, to which Mr. Newman disclaims beneficial ownership.

                                 SCHEDULE 13G

CUSIP No.  636-376-105                                Page 5 of 5 PAGES

Item 8.             Identification and Classification of Members of
                    -----------------------------------------------
                    the Group
                    ---------

                    Not Applicable

Item 9.             Notice of Dissolution of Group
                    ------------------------------

                    Not Applicable

Item 10.            Certification
                    -------------

                    Not Applicable

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    February 7, 1997
                                    ---------------------------------------
                                    Date



                                    /s/ Dwain A. Newman
                                    ---------------------------------------
                                    Dwain A. Newman
                                    Chairman, Chief Executive Officer
                                    and President